Grupo TMM, S. A. B. and subsidiaries
* Balance Sheet (under discontinuing operations)
- millions of dollars -



	March 31, 2009	December 31, 2008
Current assets:		
Cash and cash equivalents	142.117	168.447
Accounts receivable		
Accounts receivable - Net	51.566	56.548
Other accounts receivable	32.925	23.750
Prepaid expenses and others current assets	10.569	11.653
Total current assets	237.177	260.398
Property, machinery and equipment	825.402	806.911
Cumulative Depreciation	(130.749)	(124.396)
Property, machinery and equipment - Net	694.653	682.515
Other assets	48.671	47.821
Deferred taxes	97.276	97.276
Total assets	1,077.777	1,088.010
Current liabilities:		
Bank loans and current maturities of long-term liabilities	22.533	21.063
Sale of accounts receivable	15.457	14.976
Suppliers	32.245	33.039
Other accounts payable and accrued expenses	47.036	38.827
Total current liabilities	117.271	107.905
Long-term liabilities:		
Bank loans	62.336	64.795
Trust certificates debt	598.302	615.609
Sale of accounts receivable	97.408	101.035
Other long-term liabilities	26.909	27.483
Total long-term liabilities	784.955	808.922
Total liabilities	902.226	916.827
Stockholders´ equity		
Common stock	114.058	114.058
Retained earnings	86.849	82.117
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(13.757)	(13.312)
	169.393	165.106
Minority interest	6.158	6.077
Total stockholders´ equity	175.551	171.183
Total liabilities and stockholders´ equity	1,077.777	1,088.010

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S. A. B. and subsidiaries
* Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended March 31,	
	2009	2008
Ports	1.887	2.431
Maritime	54.450	48.953
Logistics	21.881	32.667
Corporate and others	1.863	1.962
Eliminations	(0.116)	(0.096)
Revenue from freight and services	79.965	85.917
Ports	(1.164)	(1.556)
Maritime	(36.297)	(32.010)
Logistics	(23.197)	(33.521)
Corporate and others	(2.167)	(1.864)
Eliminations	0.116	0.096
Cost of freight and services	(62.709)	(68.855)
Ports	(0.182)	(0.216)
Maritime	(6.825)	(3.625)
Logistics	(0.946)	(1.219)
Corporate and others	(0.004)	(0.002)
Depreciation of vessels and equipment	(7.957)	(5.062)
Corporate expenses	(3.537)	(4.606)
Ports	0.541	0.659
Maritime	11.328	13.318
Logistics	(2.262)	(2.073)
Corporate and others	(0.308)	0.096
Corporate expenses	(3.537)	(4.606)
Other (expenses) income - Net	(0.583)	(0.899)
Operating Income	5.179	6.495
Financial (expenses) income - Net	(22.564)	(14.512)
Exchange gain (loss) - Net	22.065	(1.890)
Net financial cost	(0.499)	(16.402)
Gain (loss) before taxes	4.680	(9.907)
Benefit (provision) for taxes	0.155	
Net income (loss) for the period	4.835	(9.907)
Attributable to:		
Minority interest	0.102	0.372
Equity holders of GTMM, S.A.B.	4.733	(10.279)
Weighted average outstanding shares (millions)	55.227	56.897
Income (loss) earnings per share (dollars / share)	0.09	(0.18)
Outstanding shares at end of period (millions)	55.227	56.888
Income (loss) earnings per share (dollars / share)	0.09	(0.18)

* Prepared in acordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S. A. B. and subsidiaries
* Statement of Cash Flow (under discontinuing operations)
- millions of dollars -



	Three months ended March 31,	
	2009	2008
Cash flow from operation activities:		
Net Income (loss) before discontinuing operations	4.835	(9.907)
Charges (credits) to income not affecting resources:		
Depreciation & amortization	11.835	8.766
Other non-cash items	1.738	17.376
Total non-cash items	13.573	26.142
Changes in assets & liabilities	2.758	(0.656)
Total adjustments	16.331	25.486
Net cash provided by operating activities	21.166	15.579
Cash flow from investing activities:		
Proceeds from sales of assets	1.311	0.038
Payments for purchases of assets	(27.024)	(54.390)
Common stock decrease of subsidiaries		(0.490)
Net cash used in investment activities	(25.713)	(54.842)
Cash flow provided by financing activities:		
Short-term borrowings (net)	(0.427)	2.743
Sale (repurchase) of accounts receivable (net)	(7.224)	(7.296)
Repayment of long-term debt	(8.626)	(4.744)
Proceeds from issuance of long-term debt		53.250
Acquisition of treasury shares, net		(0.095)
Net cash (used in) provided by financing activities	(16.277)	43.858
Exchange losses on cash	(5.506)	
Net (decrease) increase in cash	(26.330)	4.595
Cash at beginning of period	168.447	52.235
Cash at end of period	142.117	56.830

* Prepared in accordance with International Financial Reporting Standards (IFRS).





First-Quarter 2009
Financial and Operational Review

April 30, 2009

Forward-Looking Statements

Grupo **TMM**

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Growth Drivers
Weather Economic Storm

Grupo **TMM**

◆ Competitive advantages at Maritime

 • Mexican Navigation Law

 • Modern, first-class offshore and product tanker fleet

◆ Mexican Energy Reform Act

◆ Excellent brand name and strong, long-lasting customer relationships

◆ Strategic initiatives throughout 2009

 • Sell non-strategic, non-productive assets

 • Restructure dollar-denominated corporate debt

Maritime
Current Fleet



Offshore Services – Sound of Campeche
Fleet: 30
Owned
Includes 3 vessels to begin 5-year contracts in Q3



Product Tankers - Pacific Coast & Gulf of Mexico
Fleet: 7
5 owned, 2 time-charters



Harbor Towage - Manzanillo
Fleet: 5
All owned



Chemical Tankers - Gulf of Mexico inter-coastal services
Fleet: 4
2 owned, 2 time-charters

Product Tanker and Offshore Fleet
Data Snapshot

Grupo **TMM**

Product Tanker Fleet Data Snapshot

	Q108	Q109
Revenue Available Days	844.0	842.5
Average Vessels	9	9
Utilization	99.1%	100.0%

Offshore Fleet Data Snapshot*

	Q108	Q109
Revenue Available Days	1,975.0	2,339.0
Average Vessels	24	29
Utilization	91.4%	88.3%

* Offshore Fleet: 88 dry dock days in Q108 vs. 112 days in Q109

Economic Recession in Mexico*
Mexico's Economic Indexes

Grupo **TMM**

◆ Automotive industry down 40% in Q1 2009 compared to Q1 2008

◆ Annualized inflation of 6.04% in Q1 2009 compared to 4.25% in Q1 2008

◆ Central Bank of Mexico expects negative economic growth in 2009

◆ GDP estimated to decrease approximately 3.3% in 2009

◆ As of February 2009, trade balance negative by $2.0 billion dollars

◆ *Despite the economic recession, TMM expects to grow its maritime and port businesses in 2009 and going forward*

*Sources: Mexican Automotive Industry Association and Central Bank of Mexico

First Quarter Results



- ◆ Revenue down 6.9% to $80.0 million

  - Logistics impacted by

    - ○ Slowdown of automotive industry

    - ○ Lower demand for consumer goods, retail and auto parts

    - ○ Depreciation of peso versus dollar-peso denominated revenues

  - Ports impacted by reduced automobile export volumes at Acapulco

  - Maritime revenues up 11.2% due to improvements at offshore and product tankers

- ◆ Operating profit decreased $1.3 million to $5.2

  - Increased D&A at Maritime due to addition of vessels

  - New offshore vessels not at full capacity in Q1 2009

First Quarter Results*

Costs and Operating Expenses



Corporate Expenses



*All numbers in US$ Millions

First Quarter Results*

EBITDA



11.1%

$15.3 — Q1 2008
$17.0 — Q1 2009

Net Income



-$10.3 — Q1 2008
$4.7 — Q1 2009

*All numbers in US$ Millions

Long-Term Financing in Pesos
Reduction of Interest Rates

◆ **20-year Mexican Trust Certificates Program**

- July 1, 2008　　　　=　　　　$868.0M
- Dec. 31, 2008　　　=　　　　$610.7M



28-Day TIIE Rate

| | 8.69 | 7.15 | 6.37 |

-154 BP

-78 BP

End of December 2008　　End of March 2009　　April 23, 2009

Source: Central Bank of Mexico

Total Net Debt

	As of December 31, 2008 *	As of March 31, 2009 *
Mexican Trust Certificates	$626.1	$610.7
Securitization Facility	116.0	112.9
Other Corporate Debt	75.4	72.4
Total Debt	**$813.9**	**$796.0**
Cash and reserves	168.5	142.1
Total Net Debt	**$645.4**	**$653.9**

- Of out total debt, only 4.8%, or $38.0M, is short-term debt, including net interests

*Exchange Rate: 13.77 pesos/dollar at December 31, 2008 and 14.39 pesos/dollar at March 31, 2009
*US$ Millions

Ports and Maritime
Opportunities going forward

◆ Participate in Mexican government's development plan at several ports throughout Mexico

◆ Diversification of Maritime operations to Asia and South America



Conclusion

Grupo **TMM**

- TMM's investment thesis remains highly sustainable

- Medium- and long-term contractual nature of revenues

- Fundamentals of business remain solid

- Near- and long-term outlook for TMM remains positive

- Searching for opportunities to selectively grow revenue and profit, and increase financial flexibility

- Results will demonstrate earnings power of maritime and port assets going forward




First-Quarter 2009
Financial and Operational Review

April 30, 2009

